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                              April 29, 2022

       Uzi Sofer
       Chief Executive Officer
       Alpha Tau Medical Ltd.
       Kiryat HaMada St. 5
       Jerusalem, Israel 9777605

                                                        Re: Alpha Tau Medical
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 15,
2022
                                                            File No. 333-264306

       Dear Mr. Sofer:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Disclose the price that the selling securityholders paid for the ordinary shares being registered for resale.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the
warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Uzi Sofer
Alpha Tau Medical Ltd.
April 29, 2022
Page 2
3. We note the significant number of redemptions of Class A common stock in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of ordinary shares on this registration statement could have on the public trading price of your ordinary shares.
Risk Factors, page 9

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
General

5. In light of the significant number of redemptions and the possibility that the company may not receive significant proceeds from exercises of the warrants if there is a disparity between the exercise price of the warrants and the trading price of the ordinary shares, expand your disclosure in an appropriate location of your prospectus to address any
      changes in the company   s liquidity position since the business
combination. If the
      company is likely to have to seek additional capital, discuss the effect of this offering on
      the company   s ability to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                            Sincerely,
FirstName LastNameUzi Sofer
                                                            Division of
Corporation Finance
Comapany NameAlpha Tau Medical Ltd.
                                                            Office of Life
Sciences
April 29, 2022 Page 2
cc:       Michael J. Rosenberg, Esq.
FirstName LastName